[Letterhead of Wachtell, Lipton, Rosen & Katz]

February 6, 2015

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	CCH I, LLC
Amendment No. 2 to Form S-4
Filed January 26, 2015
File No. 333-200809

Dear Mr. Spirgel:

On behalf of our client, CCH I, LLC, a Delaware limited liability company (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated February 4, 2015 with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”).

The Company has filed today Amendment No. 3 to the Registration Statement (“Amendment No. 3”) together with this letter via EDGAR correspondence. We are also providing supplementally to the Staff an electronic copy of Amendment No. 3, marked to show changes since the filing of Amendment No. 2 to the Registration Statement on January 26, 2015, and certain other information noted below.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed by the response to each comment. Charter Communications, Inc. (“Charter”) has supplied all information contained herein relating to the Company, CCH I Charter Merger Sub, LLC, and CCH I Spinco Sub LLC. Comcast Corporation (“Comcast”) and Charter have each contributed certain information relating to the Transactions. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 3 as filed on EDGAR. Terms not otherwise defined in this letter have the meanings set forth in Amendment No. 3.

General

1.	We note your response to comment 1. Please revise your registration statement cover page to include the New Charter shares being exchanged for existing Charter shares in the calculation of fee table. Please clarify here and other appropriate places (such as those listed below) that you are registering the issuance of New Charter securities to current Charter shareholders.

•	The first Q&A on page 5 should discuss the registration of New Charter shares hereunder;

•	The discussion under Step 4 on page 16 and related disclosure on page 19 should discuss the registration of New Charter shares; and

•	Similarly, the discussion on pages 52 and 54 should discuss the registration of New Charter shares.

Response: In response to the Staff’s comment, the fee table has been restated to include the New Charter shares to be exchanged for existing Charter shares in the Charter Merger, and the disclosure on pages 5, 16, 19, 53 and 56 of Amendment No. 3 has been revised.

Questions and Answers About the Transactions and Special Meeting, page 4

About the Special Meeting – What are Charter stockholders being asked to vote on at the special meeting? Page 9

2.	Clarify that Charter stockholders are not voting on the issuance of New Charter shares to existing Charter stockholders.

Response: In response to the Staff’s comment, the disclosure on page 9 of Amendment No. 3 has been revised.

Accounting Treatment, page 81

3.	We are considering your response to comment 7 and we may have additional comments.

Response: We respectfully acknowledge the Staff’s comment.

Exhibit 8.1

4.	We note your form of opinion contains the following, “the sections of the Registration Statement entitled “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES— The Charter Merger” and “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES—The GreatLand Connections Merger” constitute our opinion as to the material U.S. federal income tax consequences of the Charter Merger to U.S. holders (as defined in the Registration Statement) of Charter Class common stock.” It appears that the reference should be to “Charter Class A common stock.” Please revise.

Response: In response to the Staff’s comment, Exhibit 8.1 of Amendment No. 3 has been revised.

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We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact the undersigned at (212) 403-1347.

Sincerely,

/s/ Steven A. Cohen, Esq.
Steven A. Cohen, Esq.
Wachtell, Lipton, Rosen & Katz

cc:	Richard R. Dykhouse,
Executive Vice President, General Counsel and Corporate Secretary
CCH I, LLC

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